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Exhibit 12.1

LQ Corporation

	LQ Corporation(a)				The La Quinta Companies(a)
	Six Months Ended June 30,		Years Ending December 31,
	2004	2003	2003	2002	2001	2000	1999
Fixed Charges:
Interest expense including amortization of debt issue costs and discounts and premiums related to indebtedness	$33,481	$31,980	$66,306	$67,806	$102,069	$186,892	$244,899
Interest capitalized	486	—	69	474	1,633	824	7,116
Estimated interest component of rent expense	581	658	1,278	1,123	1,192	1,249	928
Preferred stock dividends(b)	9,000	9,000	18,000	18,000	18,000	18,000	16,283

Total Fixed Charges	$43,548	$41,638	$85,653	$87,403	$122,894	$206,965	$269,226

Earnings:
Add:
Pretax (loss) income from continuing operations before minority interests in consolidated subsidiaries	$(18,846)	$(94,275)	$(111,310)	$(39,745)	$(282,528)	$(333,513)	$58,908
Fixed charges	43,548	41,638	85,653	87,403	122,894	206,965	269,226
Amortization of capitalized interest	274	266	531	531	538	488	760

	24,976	(52,371)	(25,126)	48,189	(159,096)	(126,060)	328,894

Less:
Interest capitalized	486	—	69	474	1,633	824	7,116
Preferred stock dividends(b)	9,000	9,000	18,000	18,000	18,000	18,000	16,283

Total Adjusted Earnings	$15,490	$(61,371)	$(43,195)	$29,715	$(178,729)	$(144,884)	$305,495

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	1.14
Deficiency in the Coverage of Fixed Charges by Earnings	$(28,058)	$(103,009)	$(128,848)	$(57,688)	$(301,623)	$(351,849)	$—

(a)
On January 2, 2002, LQ Corporation and LQ Properties completed the reorganization of the two companies whereby LQ Properties became a subsidiary controlled by LQ Corporation. As a result, the combined/consolidated ratios presented under the heading "The La Quinta Companies" for the years 1999 through 2001 are comparable to the LQ Corporation consolidated ratios for the six months ended June 30, 2003 and 2004 as well as those presented for the year ended December 31, 2003 and 2002.

(b)
With the exception of amounts payable by its taxable real estate investment trust (REIT) subsidiaries and taxes payable on built-in gains, if any, LQ Properties is not expected to pay income tax as a REIT. Accordingly, the preferred stock dividends have not been adjusted for the effect of income taxes.

LQ Properties

	Six Months Ended June 30,		Years Ending December 31,
	2004	2003	2003	2002	2001	2000	1999
Fixed Charges:
Interest expense including amortization of debt issue costs and discounts and premiums related to indebtedness	$32,308	$31,149	$64,356	$66,276	$101,893	$186,398	$246,413
Interest capitalized	450	—	69	474	1,561	593	6,223
Estimated interest component of rent expense	160	169	334	296	254	193	231

Total Fixed Charges	$32,918	$31,318	$64,759	$67,046	$103,708	$187,184	$252,867

Earnings:
Add:
Pretax (loss) income from continuing operations before minority interests in consolidated subsidiaries	$(7,849)	$(68,192)	$(57,145)	$13,025	$(180,634)	$(269,913)	$90,501
Fixed charges	32,918	31,318	64,759	67,046	103,708	187,184	252,867
Amortization of capitalized interest	206	206	412	412	401	362	760

	25,275	(36,668)	8,026	80,483	(76,525)	(82,367)	344,128

Less interest capitalized	450	—	69	474	1,561	593	6,223

Total Adjusted Earnings	$24,825	$(36,668)	$7,957	$80,009	$(78,086)	$(82,960)	$337,905

Ratio of Earnings to Fixed Charges	—	—	—	1.19	—	—	1.34
Deficiency in the Coverage of Fixed Charges by Earnings	$(8,093)	$(67,986)	$(56,802)	$—	$(181,794)	$(270,144)	$—

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  Exhibit 12.1